FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-15236

Advantest Corporation
(Translation of Registrant's Name Into English)

Shin Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

Material Contained in this Report:

1.
English translation of the Japanese-language Overview of First Quarter Financial Results for the period commencing April 1, 2007 and ended June 30, 2007, as filed by the registrant with the Tokyo Stock Exchange on July 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTEST CORPORATION

	By:	/s/ Yuichi Kurita

Name: Yuichi Kurita Title: Director and Managing Executive Officer
Date: July 25, 2007